File No. 812-

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

BC PARTNERS LENDING CORPORATION

PORTMAN RIDGE FINANCE CORPORATION

LOGAN RIDGE FINANCE CORPORATION

BCP SPECIAL OPPORTUNITIES FUND I LP

BCP SPECIAL OPPORTUNITIES FUND II LP

ALTERNATIVE CREDIT INCOME FUND

OPPORTUNISTIC CREDIT INTERVAL FUND

MOUNT LOGAN CAPITAL INC.

BC PARTNERS ADVISORS L.P.

SIERRA CREST INVESTMENT MANAGEMENT LLC

MOUNT LOGAN MANAGEMENT, LLC

BCP SPECIAL OPPORTUNITIES FUND I HOLDINGS LP

BCP SPECIAL OPPORTUNITIES FUND II EUR HOLDINGS LP

BCP SPECIAL OPPORTUNITIES FUND II HOLDINGS LP

BCP SPECIAL OPPORTUNITIES FUND II ORIGINATIONS LP

GARRISON MML CLO 2019-1 LLC

GREAT LAKES SENIOR MLC I LLC

MOUNT LOGAN FUNDING 2018-1 LP

MOUNT LOGAN MIDDLE MARKET FUNDING LP

MOUNT LOGAN MIDDLE MARKET FUNDING A LP

MOUNT LOGAN MIDDLE MARKET FUNDING II LP

MOUNT LOGAN MIDDLE MARKET FUNDING II A LP

MOUNT LOGAN MML CLO 2019-1 LP

ABILITY INSURANCE COMPANY

MOUNT LOGAN BLUEBIRD FUNDING LP

MOUNT LOGAN LAUREL FUNDING LP

BLUE SKY CREDIT FUND LP

650 Madison Avenue

New York, New York 10022

(212) 891-2880

APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER UNDER SECTIONS 17(d) AND 57(i) OF

THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY

SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Ted Goldthorpe

BC Partners Lending Corporation

650 Madison Avenue

New York, New York 10022

(212) 891-2880

Copies to:

Rajib Chanda, Esq.

Christopher Healey, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington, DC 20001

Rajib.Chanda@stblaw.com

Christopher.Healey@stblaw.com

June 16, 2022

This Application (including Exhibits) contains 19 pages

I.	INTRODUCTION

A. Summary of Application

On October 23, 2018, the Securities and Exchange Commission (the “Commission”) issued an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder, as described more fully therein (the “Prior Order”).2 The Prior Order permits certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with affiliated investment entities.

The Applicants (defined below) hereby seek an amended order (the “Amended Order”) from the Commission under Section 57(i) of the 1940 Act, and Rule 17d-1 thereunder to amend the term “Follow-On Investment” to mean (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment.

B. Applicants

•

BC Partners Lending Corporation (“BCPL”), a Maryland corporation, is an externally managed, closed end, non-diversified management investment company that has elected to be regulated as a Business Development Company (“BDC”) under the 1940 Act. BCPA (defined below) serves as BCPL’s investment adviser;

•

Portman Ridge Finance Corporation (“PTMN”), a Delaware limited liability company, is an externally managed, closed end, non-diversified management investment company that has elected to be regulated as a BDC under the 1940 Act. Sierra Crest (defined below) serves as PTMN’s investment adviser;

•

Logan Ridge Finance Corporation (“LRFC”), a Maryland corporation, is an externally managed, closed end, non-diversified management investment company that has elected to be regulated as a BDC under the 1940 Act. MLM (defined below) serves as LRFC’s investment adviser;

•

Alternative Credit Income Fund (“ACIF”), a Delaware statutory trust, is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund. Sierra Crest (defined below) serves as ACIF’s investment adviser;

•	Opportunistic Credit Interval Fund (“OCIF”), a newly-formed, continuously offered, non-diversified closed-end management investment company that is operated as an interval fund;

•

BC Partners Advisors L.P. (“BCPA”), an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), which serves as the investment adviser to BCPL, on behalf of itself and its successors;

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	See BC Partners Lending Corporation, et al. (File No. 812-14860) Investment Company Act Rel. Nos. 33256 (September 26, 2018) (notice) and 33279 (October 23, 2018) (order).

•

Sierra Crest Investment Management LLC (“Sierra Crest”), an investment adviser registered with the Commission under the Advisers Act, which serves as the investment adviser to PTMN and ACIF, on behalf of itself and its successors;

•

Mount Logan Management, LLC (“MLM,” and together with BCPA and Sierra Crest, the “Existing Advisers”), an investment adviser registered with the Commission under Advisers Act, which serves as the investment adviser to LRFC and OCIF, on behalf of itself and its successors;

•

Mount Logan Capital Inc. (“MLC”), an alternative asset management company and the indirect parent company of MLM, and certain accounts, identified in Appendix A, that MLC, the Existing Advisers and their direct and indirect wholly owned subsidiaries, from time to time, may use to hold various financial assets in a principal capacity (together, in such capacity, “Existing Proprietary Accounts” and together with any Future Proprietary Account (as defined below), the “Proprietary Accounts”); and

•

The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act (the “Existing Affiliated Funds”; together with, BCPL, PTMN, LRFC, MLC, ACIF, OCIF, BCPA, Sierra Crest, MLM and the Existing Proprietary Accounts, the “Applicants”).

All Applicants are eligible to rely on the Prior Order3.

C. Defined Terms

Except as stated herein, defined terms used in this application (the “Application”) have the same meanings provided in the application for the Prior Order, as amended and restated (the “Prior Application”)4.

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

II. APPLICANTS’ PROPOSAL

The Amended Order, if granted, would expand the relief provided in the Prior Order to permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer. The requested relief is based on the temporary relief granted by the Commission on April 8, 20205.

[3]

All existing entities that currently rely on the Prior Order and intend to rely on the Amended Order have been named as applicants and any existing or future entities that may rely on the Amended Order in the future will comply with the terms and conditions of the Amended Order as set forth in or incorporated into this Application.

[4]	See BC Partners Lending Corporation, et al. (File No. 812-) (December 21, 2021) (application).
[5]

BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021) (the “Temporary Relief”).

III.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Except as stated herein, the disclosure in Section IV, “Statement in Support of Relief Requested,” of the Prior Application is equally applicable to this Application.

IV.	CONDITIONS

Except as stated herein, the Conditions of the Prior Order, as stated in Section V of the Prior Application, will remain in effect. Any language in the Conditions of the Prior Order stating that an Affiliated Fund is required to have an existing investment in an issuer and/or needs to have previously participated in a Co-Investment Transaction with respect to such issuer in order to participate in a Follow-On Investment shall be deemed removed if the Amended Order is granted.

V.	PROCEDURAL MATTERS

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 16th day of June, 2022.

BC PARTNERS LENDING CORPORATION

By:	/s/ Jason Roos
Name: Jason Roos
Title: Chief Financial Officer

PORTMAN RIDGE FINANCE CORPORATION

By:	/s/ Jason Roos
Name: Jason Roos
Title: Chief Financial Officer

LOGAN RIDGE FINANCE CORPORATION

By:	/s/ Jason Roos
Name: Jason Roos
Title: Chief Financial Officer

ALTERNATIVE CREDIT INCOME FUND

By:	/s/ Jason Roos
	Name:	Jason Roos
	Title:	Chief Financial Officer

MOUNT LOGAN CAPITAL INC.

By:	/s/ Jason Roos
	Name:	Jason Roos
	Title:	Chief Financial Officer

OPPORTUNISTIC CREDIT INTERVAL FUND

By:	/s/ Jason Roos
	Name:	Jason Roos
	Title:	Chief Financial Officer

BC PARTNERS ADVISORS L.P.

By:	/s/ Jason Roos
	Name:	Jason Roos
	Title:	Authorized Signatory

SIERRA CREST INVESTMENT MANAGEMENT LLC

By:	/s/ Jason Roos
	Name:	Jason Roos
	Title:	Authorized Signatory

MOUNT LOGAN MANAGEMENT LLC

By:	/s/ Jason Roos
	Name:	Jason Roos
	Title:	Authorized Signatory

BCP SPECIAL OPPORTUNITIES FUND I LP

By:	BCP Special Opportunities Fund I GP LP, as general partner

By:	/s/ Jason Roos
	Name:	Jason Roos
	Title:	Officer of the General Partner of the GP

BCP SPECIAL OPPORTUNITIES FUND II LP

By:	BCP Special Opportunities Fund II GP LP, as general partner

By:	/s/ Jason Roos
	Name:	Jason Roos
	Title:	Officer of the General Partner of the GP

BCP SPECIAL OPPORTUNITIES FUND I HOLDINGS LP

By:	BCP Special Opportunities Fund I GP LP, as general partner

By:	/s/ Jason Roos
Name: Jason Roos
Title: Officer of the General Partner of the GP

BCP SPECIAL OPPORTUNITIES FUND II EUR HOLDINGS LP

By:	BCP Special Opportunities Fund II GP LP, as general partner

By:	/s/ Jason Roos
Name: Jason Roos
Title: Officer of the General Partner of the GP

BCP SPECIAL OPPORTUNITIES FUND II HOLDINGS LP

By:	BCP Special Opportunities Fund II Holdings GP LLC, as general partner

By:	/s/ Jason Roos
Name: Jason Roos
Title: Officer of the General Partner of the GP

BCP SPECIAL OPPORTUNITIES FUND II ORIGINATIONS LP

By:	BCP Special Opportunities Fund II Originations LLC, as general partner

By:	/s/ Jason Roos
Name: Jason Roos
Title: Officer of the General Partner of the GP

GARRISON MML CLO 2019-1 LLC

By:	Mount Logan Middle Market Funding II GP LLC, as collateral manager

By:	/s/ Jason Roos
Name: Jason Roos
Title: Authorized Signatory

GREAT LAKES SENIOR MLC I LLC

By:	/s/ Henry Wang
Name: Henry Wang
Title: Authorized Signatory

MOUNT LOGAN FUNDING 2018-1 LP

By:	Mount Logan Capital Inc., as collateral manager

By:	/s/ Jason Roos
Name: Jason Roos
Title: Officer of the General Partner of the GP

MOUNT LOGAN MIDDLE MARKET FUNDING LP

By:	Garrison Middle Market Funding GP LLC, as general partner

By:	/s/ Jason Roos
Name: Jason Roos
Title: Officer of the General Partner of the GP

MOUNT LOGAN MIDDLE MARKET FUNDING A LP

By:	Garrison Middle Market Funding GP LLC, as general partner

By:	/s/ Jason Roos
Name: Jason Roos
Title: Officer of the General Partner of the GP

MOUNT LOGAN MIDDLE MARKET FUNDING II LP

By:	Mount Logan Middle Market Funding II GP LLC, as general partner

By:	/s/ Jason Roos
Name: Jason Roos
Title: Officer of the General Partner of the GP

MOUNT LOGAN MIDDLE MARKET FUNDING II A LP

By:	Mount Logan Middle Market Funding II GP LLC, as general partner

By:	/s/ Jason Roos
Name: Jason Roos
Title: Officer of the General Partner of the GP

MOUNT LOGAN MML CLO 2019-1 LP

By:	Mount Logan Management, LLC, as collateral manager

By:	/s/ Jason Roos
Name: Jason Roos
Title: Authorized Signatory

ABILITY INSURANCE COMPANY

By:	/s/ Anna Elliott
Name: Anna Elliott
Title: President

MOUNT LOGAN BLUEBIRD FUNDING LP

By:	Mount Logan Middle Market Funding II GP LLC, as general partner

By:	/s/ Jason Roos
Name: Jason Roos
Title: Officer of the General Partner of the GP

MOUNT LOGAN LAUREL FUNDING LP

By:	Mount Logan Middle Market Funding II GP LLC, as general partner

By:	/s/ Jason Roos
Name: Jason Roos
Title: Officer of the General Partner of the GP

BLUE SKY CREDIT FUND LP

By:	BCP Special Opportunities Fund II GP LP, as general partner

By:	/s/ Jason Roos
Name: Jason Roos
Title: Authorized Signatory of the General Partner of the GP

The undersigned states that he or she has duly executed the attached Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, dated June 16, 2022, for and on behalf of the Applicants, as the case may be, that he or she holds the office with such entity as indicated below and that all actions by the stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

BC PARTNERS LENDING CORPORATION

By:	/s/ Jason Roos
Name: Jason Roos
Title: Chief Financial Officer

PORTMAN RIDGE FINANCE CORPORATION

By:	/s/ Jason Roos
Name: Jason Roos
Title: Chief Financial Officer

LOGAN RIDGE FINANCE CORPORATION

By:	/s/ Jason Roos
Name: Jason Roos
Title: Chief Financial Officer

ALTERNATIVE CREDIT INCOME FUND

By:	/s/ Jason Roos
Name: Jason Roos
Title: Chief Financial Officer

MOUNT LOGAN CAPITAL INC.

By:	/s/ Jason Roos
Name: Jason Roos
Title: Chief Financial Officer

OPPORTUNISTIC CREDIT INTERVAL FUND

By:	/s/ Jason Roos
Name: Jason Roos
Title: Chief Financial Officer

BC PARTNERS ADVISORS L.P.

By:	/s/ Jason Roos
Name: Jason Roos
Title: Authorized Signatory

SIERRA CREST INVESTMENT MANAGEMENT LLC

By:	/s/ Jason Roos
Name: Jason Roos
Title: Authorized Signatory

MOUNT LOGAN MANAGEMENT LLC

By:	/s/ Jason Roos
Name: Jason Roos
Title: Authorized Signatory

BCP SPECIAL OPPORTUNITIES FUND I LP

By:	BCP Special Opportunities Fund I GP LP, as general partner

By:	/s/ Jason Roos
Name: Jason Roos
Title: Officer of the General Partner of the GP

BCP SPECIAL OPPORTUNITIES FUND II LP

By:	BCP Special Opportunities Fund II GP LP, as general partner

By:	/s/ Jason Roos
Name: Jason Roos
Title: Officer of the General Partner of the GP

BCP SPECIAL OPPORTUNITIES FUND I HOLDINGS LP

By:	BCP Special Opportunities Fund I GP LP, as general partner

By:	/s/ Jason Roos
Name: Jason Roos
Title: Officer of the General Partner of the GP

BCP SPECIAL OPPORTUNITIES FUND II EUR HOLDINGS LP

By:	BCP Special Opportunities Fund II GP LP, as general partner

By:	/s/ Jason Roos
Name: Jason Roos
Title: Officer of the General Partner of the GP

BCP SPECIAL OPPORTUNITIES FUND II HOLDINGS LP

By:	BCP Special Opportunities Fund II Holdings GP LLC, as general partner

By:	/s/ Jason Roos
Name: Jason Roos
Title: Officer of the General Partner of the GP

BCP SPECIAL OPPORTUNITIES FUND II ORIGINATIONS LP

By:	BCP Special Opportunities Fund II Originations LLC, as general partner

By:	/s/ Jason Roos
Name: Jason Roos
Title: Officer of the General Partner of the GP

GARRISON MML CLO 2019-1 LLC

By:	Mount Logan Middle Market Funding II GP LLC, as collateral manager

By:	/s/ Jason Roos
Name: Jason Roos
Title: Authorized Signatory

GREAT LAKES SENIOR MLC I LLC

By:	/s/ Henry Wang
Name: Henry Wang
Title: Authorized Signatory

MOUNT LOGAN FUNDING 2018-1 LP

By:	Mount Logan Capital Inc., as collateral manager

By:	/s/ Jason Roos
Name: Jason Roos
Title: Officer of the General Partner of the GP

MOUNT LOGAN MIDDLE MARKET FUNDING LP

By:	Garrison Middle Market Funding GP LLC, as general partner

By:	/s/ Jason Roos
Name: Jason Roos
Title: Officer of the General Partner of the GP

MOUNT LOGAN MIDDLE MARKET FUNDING A LP

By:	Garrison Middle Market Funding GP LLC, as general partner

By:	/s/ Jason Roos
Name: Jason Roos
Title: Officer of the General Partner of the GP

MOUNT LOGAN MIDDLE MARKET FUNDING II LP

By:	Mount Logan Middle Market Funding II GP LLC, as general partner

By:	/s/ Jason Roos
Name: Jason Roos
Title: Officer of the General Partner of the GP

MOUNT LOGAN MIDDLE MARKET FUNDING II A LP

By:	Mount Logan Middle Market Funding II GP LLC, as general partner

By:	/s/ Jason Roos
Name: Jason Roos
Title: Officer of the General Partner of the GP

MOUNT LOGAN MML CLO 2019-1 LP

By:	Mount Logan Management, LLC, as collateral manager

By:	/s/ Jason Roos
Name: Jason Roos
Title: Authorized Signatory

ABILITY INSURANCE COMPANY

By:	/s/ Anna Elliott
Name: Anna Elliott
Title: President

MOUNT LOGAN BLUEBIRD FUNDING LP

By:	Mount Logan Middle Market Funding II GP LLC, as general partner

By:	/s/ Jason Roos
Name: Jason Roos
Title: Officer of the General Partner of the GP

MOUNT LOGAN LAUREL FUNDING LP

By:	Mount Logan Middle Market Funding II GP LLC, as general partner

By:	/s/ Jason Roos
Name: Jason Roos
Title: Officer of the General Partner of the GP

BLUE SKY CREDIT FUND LP

By:	BCP Special Opportunities Fund II GP LP, as general partner

By:	/s/ Jason Roos
Name: Jason Roos
Title: Authorized Signatory of the General Partner of the GP

APPENDIX A

Existing Affiliated Funds:

1.	BCP Special Opportunities Fund I LP. This fund is managed by BC Partners Advisors L.P.

2.	BCP Special Opportunities Fund II LP. This fund is managed by BC Partners Advisors L.P.

3.	BCP Special Opportunities Fund I Holdings LP. The fund is managed by BC Partners Advisors L.P.

4.	BCP Special Opportunities Fund II EUR Holdings LP. The fund is managed by BC Partners Advisors L.P.

5.	BCP Special Opportunities Fund II Holdings LP. The fund is managed by BC Partners Advisors L.P.

6.	BCP Special Opportunities Fund II Originations LP. The fund is managed by BC Partners Advisors L.P.

7.	Garrison MML CLO 2019-1 LLC. The fund is managed by Sierra Crest Investment Management LLC.

8.	Mount Logan Funding 2018-1 LP. The fund is managed by Mount Logan Management LLC.

9.	Mount Logan Middle Market Funding LP. The fund is managed by Mount Logan Management LLC.

10.	Mount Logan Middle Market Funding A LP. The fund is managed by Mount Logan Management LLC.

11.	Mount Logan Middle Market Funding II LP. The fund is managed by Mount Logan Management LLC.

12.	Mount Logan Middle Market Funding II A LP. The fund is managed by Mount Logan Management LLC.

13.	Mount Logan MML CLO 2019-1 LP. The fund is managed by Mount Logan Management LLC.

14.	Mount Logan Bluebird Funding LP. The fund is managed by Mount Logan Management LLC.

15.	Mount Logan Laurel Funding LP. The fund is managed by Mount Logan Management LLC.

16.	Blue Sky Credit Fund LP. The fund is managed by BC Partners Advisors L.P.

Proprietary Accounts:

1.	Mount Logan Capital, Inc.

2.	Great Lakes Senior MLC I LLC

3.	Ability Insurance Company

APPENDIX B

Resolutions of the Board of Directors of BC Partners Lending Corporation (the “Company”)

WHEREAS: The Board deems it advisable and in the best interest of the Company to file with the Securities and Exchange Commission (the “Commission”) an application to amend the Company’s current Order of Exemption pursuant to Sections 17(d) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to permanently authorize the participation in follow-on investments with one or more affiliates, in accordance with the requirements provided by the Commission in Investment Company Act of 1940 Release No. 33837 (dated April 8, 2020); now therefore be it

RESOLVED: That the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the Commission the Application, and any further amendments thereto; and further

RESOLVED: That the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

Adopted June 2, 2022

APPENDIX C

Resolutions of the Board of Directors of Portman Ridge Finance Corporation (the “Company”)

WHEREAS: The Board deems it advisable and in the best interest of the Company to file with the Securities and Exchange Commission (the “Commission”) an application to amend the Company’s current Order of Exemption pursuant to Sections 17(d) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to permanently authorize the participation in follow-on investments with one or more affiliates, in accordance with the requirements provided by the Commission in Investment Company Act of 1940 Release No. 33837 (dated April 8, 2020); now therefore be it

RESOLVED: That the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the Commission the Application, and any further amendments thereto; and further

RESOLVED: That the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

Adopted June 2, 2022

APPENDIX D

Resolutions of the Board of Directors of Logan Ridge Finance Corporation (the “Company”)

WHEREAS: The Board deems it advisable and in the best interest of the Company to file with the Securities and Exchange Commission (the “Commission”) an application to amend the Company’s current Order of Exemption pursuant to Sections 17(d) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to permanently authorize the participation in follow-on investments with one or more affiliates, in accordance with the requirements provided by the Commission in Investment Company Act of 1940 Release No. 33837 (dated April 8, 2020); now therefore be it

RESOLVED: That the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the Commission the Application, and any further amendments thereto; and further

RESOLVED: That the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

Adopted June 2, 2022

APPENDIX E

Resolutions of the Board of Trustees of Alternative Credit Income Fund (the “Fund”)

WHEREAS: The Board deems it advisable and in the best interest of the Fund to file with the Securities and Exchange Commission (the “Commission”) an application to amend the Fund’s current Order of Exemption pursuant to Sections 17(d) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to permanently authorize the participation in follow-on investments with one or more affiliates, in accordance with the requirements provided by the Commission in Investment Company Act of 1940 Release No. 33837 (dated April 8, 2020); now therefore be it

RESOLVED: That the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Commission the Application, and any further amendments thereto; and further

RESOLVED: That the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

Adopted June 2, 2022

APPENDIX F

Resolutions of the Board of Trustees of Opportunistic Credit Interval Fund (the “Fund”)

WHEREAS: The Board deems it advisable and in the best interest of the Fund to file with the Securities and Exchange Commission (the “Commission”) an application to amend the Fund’s current Order of Exemption pursuant to Sections 17(d) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to permanently authorize the participation in follow-on investments with one or more affiliates, in accordance with the requirements provided by the Commission in Investment Company Act of 1940 Release No. 33837 (dated April 8, 2020); now therefore be it

RESOLVED: That the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Commission the Application, and any further amendments thereto; and further

RESOLVED: That the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

Adopted June 2, 2022